January 26, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Jeffrey Gabor
Suzanne Hayes

Re:	Agenus Inc.
Registration Statement on Form S-3, filed January 20, 2017
File No. 333-215640

Ladies and Gentlemen:

On behalf of Agenus Inc. (the “Company”), we submit via EDGAR this letter in response to the written comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”), dated January 25, 2017 (the “Comment Letter”), with regard to the Company’s above-referenced Registration Statement on Form S-3 (the “Registration Statement”). For the convenience of the Staff’s review, we have set forth the comments contained in the Comment Letter in italics followed by the response of the Company.

General

1. We note that you have a pending request for confidential treatment. Please be advised that we will not be in a position to declare your registration statement effective until we resolve any issues concerning the confidential treatment request.

Response:

The Company acknowledges the Staff’s comment that the Staff will not be in a position to declare the Company’s Registration Statement effective until any issues concerning the confidential treatment request are resolved.

Securities and Exchange Commission

Division of Corporation Finance

January 26, 2017

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments about this letter or need any further information, please call the undersigned at (617) 951- 7663.

Very truly yours,

/s/ Zachary R. Blume

Zachary R. Blume

cc:	Evan Kearns (Agenus Inc.)

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